Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

August 27, 2019

Fresenius Medical Care appoints Helen Giza as Chief Financial Officer

Fresenius Medical Care, the world’s leading provider of dialysis products and services, has appointed Helen Giza (51) as Chief Financial Officer as of November 1, 2019. She will succeed Mike Brosnan who announced his retirement from the Company earlier this year after serving as CFO since January 2010.

Helen Giza has been Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals since 2018. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit since 2008. Prior to that she held a number of key international finance and controlling positions, amongst others at TAP Pharmaceuticals and Abbott Laboratories. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, USA.

Stephan Sturm, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “Helen Giza is a very skilled financial executive with extensive management experience in the healthcare industry. She will be a great addition to our team and we are very pleased to welcome her to Fresenius Medical Care’s management board.”

Rice Powell, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, said: “We look forward to welcoming Helen to our team. Along with her international financial expertise, Helen brings great experience in the area of acquisitions and successful integration within the healthcare sector.”

Helen Giza said: “I am excited to be joining Fresenius Medical Care, the market leader in dialysis. This new role is a wonderful opportunity to be part of Fresenius Medical Care’s continued success.”

Note to the media: A photo of Helen Giza for editorial purposes can be found at https://www.freseniusmedicalcare.com/en/news/cfo-helen-giza/.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,996 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 339,550 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.